

April 25, 2011

Via E-mail
Dr. Surya N. Mohapatra, Ph.D.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

> **Re:** **Quest Diagnostics Incorporated**
> **April 13, 2011 Supplemental Response to**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-12215**

Dear Dr. Mohapatra:

We have reviewed your April 13, 2011 response to our March 31, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2010
Supplemental Response submitted April 13, 2011

Note 15. Commitments and Contingencies, page F-31

Legal Matters, page F-32

1. We note your response to comment one in our letter dated March 31, 2011. We also note from your response that there have been developments in the settlement discussions with the California Attorney General's Office and the California Department of Health Care Services that are not disclosed in your Form 10-K. For example, you proposed a second interim agreement to suspend billings to MediCal until May 2, 2011, the Attorney General and the Department rejected the Company's proposals and your settlement discussion with these parties have reached an impasse. Please provide us with disclosure that you intend to include in your Form 10-Q for the quarter ended March 31, 2011 that updates this matter for significant developments.

Exhibits

1. We note your response to comment four of our letter dated March 31, 2011. Please file the January 31, 2011 letter agreement referred to on page 58. In this regard, we note that the determination as to significance in Item 601(b)(10)(ii) relates to the significance of the agreement to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director